Lathrop & Gage L.C.
2345 Grand Boulevard
Suite 2400
Kansas City, MO 64108

March 8, 2006

Via Facsimile (202) 772-9203
and Edgar

Michael K. Pressman
Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0306

Re:	Boston Financial Qualified Housing Tax Credits L.P. IV,
A Limited Partnership
Schedule TO filed February 21, 2006
by Anise, L.L.C., et al.
File No. 5-80100

Dear Mr. Pressman:

We received your letter dated March 1, 2006 (the “Comment Letter”), in which you commented on the Schedule TO-T (the “Schedule TO”) described above. The response of Anise, L.L.C. ("Anise") to your comments are set forth below. For your convenience, the original comments from your Comment Letter are reproduced below in bold type. Capitalized terms used herein have the same meanings as in the Schedule TO.

1.
We note that several persons and entities are identified as members of the Form 13D filing group and as participants in your proxy solicitation, but have not been named as bidders on the Schedule TO. Please provide a detailed analysis for each of these persons explaining why they are not bidders in the tender offer. Before drafting your response, please review “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov.

Response: Rule 14d-1(c)(1) defines a bidder in a tender offer as "any person who makes a tender offer or on whose behalf a tender offer is made." Anise is an entity controlled by its managers, which managers were responsible for initiating, structuring and negotiating the tender offer. Although the determination of who comprises the bidder may extend to a parent company or other control persons, in this case, Anise is not making the offer on the behalf of any of the members of the Form 13D filing group not appearing on the

Scott Herpich
March 8, 2006

cover of the Schedule TO or participants in the proxy solicitation (the "Other Persons") as evidenced by the following facts:

•	The Other Persons did not play a role in initiating, structuring and negotiating the tender offer.

•
Although the Other Persons have an informal agreement to vote similarly on matters presented in the proxy solicitation, with respect to the tender offer, the Other Persons are not acting together with Anise, whose managers solely determined the terms of the tender offer on behalf of Anise.

•	The Other Persons do not have any control over the terms of the tender offer.

•	The Other Persons are not financing the tender offer or playing a primary role in obtaining financing.

•	The Other Persons do not control Anise, directly or indirectly.

•	The Other Persons did not form Anise or cause it to be formed.

Schedule TO

2.	Your offer does not fall within the safe harbor provided by Instruction 2 to Item 10 of Schedule TO. Accordingly, provide the financial information required by Item 10 of Schedule TO.

Response: Although the tender offer does not fall within the safe harbor provided by Instruction 2 to Item 10 of Schedule TO, Anise believes that its financial statements are not required because Anise's financial condition would not be material to a security holder's decision of whether to sell, tender or hold units.

The materiality of a purchaser's financial condition would ostensibly stem from considerations of whether a purchaser that intends to control the issuer had the financial ability to adequately provide funding to the business if such funding was required. In this case, although the offer is not for all outstanding Units, the Partnership is not an entity that needs financial support from a controlling security holder, and thus, Anise does not believe its financial statements would be material to a Unit Holder’s decision whether to sell, tender or hold Units.

Furthermore, because the Partnership Agreement provides that the General Partner "shall have the full, complete and exclusive discretion to manage and control the business . . .", the limited partners do not have the ability to control the Partnership, except indirectly by removing the existing general partner and electing a replacement. As

Scott Herpich
March 8, 2006

is disclosed in that certain preliminary consent solicitation statement, although a proposal exists to remove the general partner and elect a replacement, the proposed replacement general partner is not Anise.

Summary of the Offer, page 5

3.	Expand your disclosure to discuss in greater detail the nature of the affiliation between Park and the purchaser.

Response: We have revised the offer to reflect your comment.

Risk factors, page 7

4.	Refer to the fourth bullet point on page 7. Expand your disclosure to explain the impact of a confirmation of transfer and a prohibition of transfer on the offer.

Response: We have revised the offer to reflect your comment.

5.
Refer to the second bullet point on page 8. Please provide a detailed legal analysis supporting your belief that if the 50% limitation were enforced, you would be permitted to perform a pro rata adjustment. In that regard, it does not appear that the tender offer rules permit this type of pro rata adjustment.

Response: If the General Partner refuses to transfer some of the Units due to a limitation imposed by the Partnership’s limited partnership agreement to a number of Units (the “Transfer Limit”) less than 9,500 Units, and the number of Units that are Properly Tendered exceeds the Transfer Limit, the Purchaser intends to accept for payment and pay for Units equal to the Transfer Limit, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder. We do not anticipate that there will be a Transfer Limit, but we do not know how many Units have been transferred. If a Transfer Limit is imposed, we believe pro rating is more appropriate than other methods of allocation such as only purchasing the first Units tendered.

Conditions of the Offer, page 13

6.
We note that you may terminate the offer in the event a condition is triggered “regardless of the circumstance giving rise to such conditions.” Allowing acts or omissions by the purchaser to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the purchaser. Please confirm your understanding of our position.

Scott Herpich
March 8, 2006

Response: Anise confirms its understanding that allowing acts or omissions by Anise to trigger a condition to the offer may render the offer illusory if the circumstances giving rise to the existence of a condition are within Anise's control.

7.
We refer to subpart (e). It does not appear that you will be able to satisfy the “reasonable satisfaction” prong of this condition prior to expiration. Accordingly, please delete that portion of the condition. In the alternative, explain in what circumstances you would receive confirmation of the transfer agent prior to expiration of the offer.

Response: We have revised the offer to reflect your comment.

8.	Clarify the procedures or regulations to which you refer in subpart (h).

Response: We have revised the offer to reflect your comment by deleting subpart (h).

Closing Comments

While acknowledging the Staff's position, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please do not hesitate to contact me at (816) 460-5806 with any questions or comments you may have regarding the above responses.

Very truly yours,

LATHROP & GAGE L.C.

By: /s/ Scott M. Herpich
Scott M. Herpich

Enclosures